June 26, 2007
Via EDGAR Transmission and Hand Delivery
Ms. Jennifer R. Hardy
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
450 Fifth Street
Washington, D.C. 20549

Re:	Lear Corporation Amendment No. 1 to Form S-3 (File No. 333-139218)
Dear Ms. Hardy:
     We are in receipt of your comment letter dated January 4, 2007 to Lear Corporation (the “Company”). On behalf of the Company, we have addressed your letter by reproducing each comment below and providing our response immediately following. Simultaneously with the delivery of this letter, we have filed an amendment to the above-referenced registration statement with changes responsive to your comment letter.
     Comment 1: For any selling security holders who are not natural persons and not a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Act, or registered investment fund under the 1940 Act, you must identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Please refer to telephone interpretation 4S in the Regulation S-K section of the 1999 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at htt//www.sec.gov, and revise or advise.
     In response to the Staff’s comment, we have amended the registration statement to reflect the following: (i) each of Icahn Onshore, CCI Onshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to the shares beneficially owned by Icahn Partners; (ii) each of Icahn Offshore, CCI Offshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to the shares beneficially owned by Icahn Master; (iii)

each of Hopper, Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to the shares beneficially owned by High River; and (iv) each of Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to the shares beneficially owned by Koala.
     Comment 2: If any selling security holder is a broker- dealer, please identify it as such. Please note that the security holders who are broker-dealers must be identified as underwriters in the prospectus. For selling security holders who are affiliates of broker-dealers, the prospectus must state that: (1) the sellers purchased in the ordinary course of business; and (2) at the time of purchase of the securities being registered for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, the disclosure must state that the sellers are also underwriters.
     The Company hereby confirms that none of the selling security holders is a broker-dealer or affiliate of a broker-dealer.
     Comment 3: You indicate that the selling shareholders “may be deemed” to be underwriters. If any selling shareholders are registered broker-dealers that did not receive the securities as compensation for underwriting activities, revise to identify them as underwriters.
     The Company hereby confirms that none of the selling security holders is a registered broker-dealer.
     If you should have any questions or comments or require further information about or clarification of any of the items responded to in this letter, please contact Bruce A. Toth at (312) 558-5723.

Very truly yours,

/s/ Bruce A. Toth

Bruce A. Toth